As filed with the Securities and Exchange Commission on October 16, 2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Caliper Technologies Corp.

(Name of Subject Company — Issuer and Filing Person — Offeror)

Options to Purchase Common Stock,

par value $0.001 per share
(Title of Class of Securities)

130876-10-5

(CUSIP Number of Class of Securities)

Michael R. Knapp

Chief Executive Officer
Caliper Technologies Corp.
605 Fairchild Drive
Mountain View, California 94043
Telephone: (650) 623-0700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:

Robert L. Jones, Esq.

Brett D. White, Esq.
Cooley Godward LLP
3175 Hanover Street
Palo Alto, California 94304-1130
Telephone: (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$7,734,753	$711.60

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,263,037 shares of Common Stock of Caliper Technologies Corp. having an aggregate value of $7,734,753 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of October 14, 2002.

**	$92 per $1,000,000 of the aggregate offering amount (or .000092 of the aggregate transaction valuation), pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #5, effective October 11, 2002.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

SCHEDULE TO

Item 1.	Summary Term Sheet

      The information set forth in the Offer to Exchange Outstanding Options to Purchase Common Stock, filed as Exhibit 99.(a)(1)(A) hereto (the “Offer to Exchange”) under the “Summary of Terms” section is incorporated herein by reference.

Item 2.	Subject Company Information

      (a) Name and Address. The name of the issuer is Caliper Technologies Corp., a Delaware corporation (“Caliper” or the “Company”), the address of its principal executive office is 605 Fairchild Drive, Mountain View, CA 94043-2234 and the telephone number of its principal executive office is (650) 623-0700. The information set forth in the Offer to Exchange under Section 15 (“Information About The Company”) is incorporated herein by reference.

      (b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options (except for options granted on August 20, 2001), with an exercise price per share less than $100 per share, currently outstanding under the Company’s 1999 Equity Incentive Plan, as amended (the “Option Plan”), to purchase shares of the Company’s Common Stock, par value $0.001 per share (the “Common Stock”) held by optionholders as of October 16, 2002 (the “Eligible Options”) for replacement options (the “Replacement Options”) to purchase shares of Common Stock to be granted under the Option Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange. The Company is conducting the exchange with respect to Eligible Options on a one-for-one (1:1) basis. Thus, for an employee who elects to participate in the offer, on May 20, 2003 (or a later date if the Company extends the Offer), the Company will grant such employee a Replacement Option covering the same number of shares as were covered by the Eligible Options that were exchanged. The information set forth in the Offer to Exchange under the “Summary of Terms” section, Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options”) and Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) is incorporated herein by reference.

      (c) Trading Market and Price. The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person

      (a) Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.	Terms of the Transaction

      (a) Material Terms. The information set forth in the Offer to Exchange under the “Summary of Terms” section, Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures”), Section 4 (“Change in Election”), Section 5 (“Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”), Section 10 (“Status of Options Acquired in the Offer; Accounting Consequences of the Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material U.S. Federal Income Tax Consequences”), and Section 13 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

      (b) Purchases. The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving the Options”) is incorporated herein by reference.

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Item 5.	Past Contacts, Transactions, Negotiations and Agreements

      (a) Agreements Involving the Company’s Securities. The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving the Options”) is incorporated herein by reference. Caliper’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2001, including all material incorporated by reference therein, is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

      (a) Purposes. The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

      (b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options”) and Section 10 (“Status of Options Acquired in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

      (c) Plans. At present, the board of directors is composed of seven (7) members. The Company from time to time evaluates strategic acquisitions and will continue to do so in the future. The Company may issue its stock or pay cash in connection with such acquisitions. The Company may obtain cash for such acquisitions through a variety of means, including, without limitation, through the issuance of additional stock.

Item 7.	Source and Amount of Funds or Other Consideration

      (a) Source of Funds. The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) and Section 14 (“Fees and Expenses”) is incorporated herein by reference.

      (b) Conditions. The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

      (d) Borrowed Funds. Not applicable.

Item 8.	Interest in the Securities of the Subject Company

      (a) Securities Ownership. Not applicable.

      (b) Securities Transactions. The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving the Options”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

      Not applicable.

Item 10.	Financial Statements

      (a) Financial Information. Item 8 (“Financial Statements and Supplementary Data”) of Caliper’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed on March 29, 2002, including all material incorporated by reference therein, as amended by Caliper’s Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001, filed on April 29, 2002, including all material incorporated by reference therein, is incorporated herein by reference. Item 1 (“Financial Statements”) of Caliper’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed on August 14, 2002, including all material incorporated by reference therein, is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 15 (“Information About the Company”) and Section 17 (“Additional Information”) is incorporated herein by reference.

      (b) Pro Forma Financial Information. Not applicable.

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Item 11.	Additional Information

      Not applicable.

Item 12.     Exhibits

Exhibit
Number		Description

99	.(a)(1)(A)	Offer to Exchange, dated October 16, 2002.
99	.(a)(1)(B)	Form of Electronic Letter of Transmittal.
99	.(a)(1)(C)	Form of Summary of Terms.
99	.(a)(1)(D)	Form of Election Form.
99	.(a)(1)(E)	Form of Notice of Change in Election from Accept to Reject.
99	.(a)(1)(F)	Form of Notice of Change in Election from Reject to Accept.
99	.(a)(1)(G)	Powerpoint slide presentation to holders of Eligible Options.
99	.(a)(1)(H)	Form of Electronic Communication — Reminder to Employees of Cancellation Date.
99	.(a)(1)(I)	Form of Confirmation of Participation in the Offer to Exchange.
99	.(a)(1)(J)	Caliper Technologies Corp.’s Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 29, 2002, and as amended by Amendment No. 1 to Annual Report on Form 10-K/ A, filed on April 29, 2002, both of which are incorporated herein by reference.
99	.(a)(1)(K)	Caliper Technologies Corp.’s Quarterly Report on Form 10-Q, for the quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002, and incorporated herein by reference.
99	.(b)	Not applicable.
99	.(d)(1)	Caliper Technologies Corp.’s 1999 Equity Incentive Plan, as amended, and incorporated herein by reference to the indicated exhibit in Caliper Technologies Corp.’s Registration Statement on Form S-8/ A (No. 333- 95007), filed on January 20, 2002.
99	.(d)(2)	Rights Agreement between Caliper Technologies Corp. and Wells Fargo Bank Minnesota, N.A. (incorporated herein by reference to Exhibit 99.2 of Caliper Technologies Corp.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 19, 2001).
99	.(g)	Not applicable.

Item 13.	Information Required by Schedule 13E-3

      Not applicable.

[Remainder of this page intentionally left blank.]

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2002

CALIPER TECHNOLOGIES CORP.

By:	/s/ JAMES L. KNIGHTON

James L. Knighton
President

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INDEX OF EXHIBITS

Exhibit
Number	Description

99.(a)(1)(A)	Offer to Exchange, dated October 16, 2002.
99.(a)(1)(B)	Form of Electronic Letter of Transmittal.
99.(a)(1)(C)	Form of Summary of Terms.
99.(a)(1)(D)	Form of Election Form.
99.(a)(1)(E)	Form of Notice of Change in Election from Accept to Reject.
99.(a)(1)(F)	Form of Notice of Change in Election from Reject to Accept.
99.(a)(1)(G)	Powerpoint slide presentation to holders of Eligible Options.
99.(a)(1)(H)	Form of Electronic Communication — Reminder to Employees of Cancellation Date.
99.(a)(1)(I)	Form of Confirmation of Participation in the Offer to Exchange.
99.(a)(1)(J)	Caliper Technologies Corp. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 29, 2002, and as amended by Amendment No. 1 to Annual Report on Form 10-K/ A, filed on April 29, 2002, both of which are incorporated herein by reference.
99.(a)(1)(K)	Caliper Technologies Corp.’s Quarterly Report on Form 10-Q, for the quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002, and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)(A)	Caliper Technologies Corp.’s 1999 Equity Incentive Plan, as amended, and incorporated herein by reference to the indicated exhibit in Caliper Technologies Corp.’s Registration Statement on Form S-8/A (No. 333-95007), filed on January 20, 2002.
99.(d)(1)(B)	Rights Agreement between Caliper Technologies Corp. and Wells Fargo Bank Minnesota, N.A. (incorporated herein by reference to Exhibit 99.2 of Caliper Technologies Corp.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 19, 2001).
99.(g)	Not applicable.